Exhibit 99.1

TURBO ENERGY, TAURUS AND STELLAR JOIN FORCES TO TAP

INTO US$74.43 BILLION EAAS MARKET THROUGH TOKENIZATION

OF HYBRID RENEWABLE ENERGY PROJECTS

VALENCIA, Spain — (GLOBE NEWSWIRE) – November 11, 2025 — Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced the launch of a project to tokenize financing for hybrid renewable energy installations in partnership with blockchain technology leaders Taurus S.A. and the Stellar Development Foundation. This initiative represents a first step in exploring new, transparent ways to finance on-site clean energy deployments, beginning with a proof of concept at a supermarket in Spain.

Turbo Energy, Taurus and the Stellar Development Foundation
Launch Groundbreaking Renewable Energy Tokenization Project

The project comes as the global Energy-as-a-Service (EaaS) market was valued at US$74.43 billion in 2024 and is projected to reach US$145.18 billion by 2030, representing a 12.3% CAGR, according to Grand View Research. By integrating tokenization into clean energy financing, Turbo Energy and its partners are positioning themselves to unlock significant opportunities in this rapidly expanding market.

The project will tokenize debt financing for on-site battery-integrated Power Purchase Agreements (PPAs). The pilot deployment leverages Turbo Energy’s proprietary SUNBOX solar energy storage systems, which deliver renewable power directly to the site. This approach demonstrates a decentralized, scalable model with plans to expand across international markets under Turbo Energy Solutions and its new EaaS model, a dedicated subsidiary that facilitates the financing of solar and battery projects to commercial and industrial customers adopting Turbo Energy technology.

Turbo has selected Taurus, a global leader in digital asset infrastructure, to drive its renewable energy tokenization initiative. Leveraging Taurus-CAPITAL, Taurus’ institutional-grade tokenization platform, the issuance and management will be performed on the Stellar blockchain, ensuring efficiency, transparency and security.

Supported by the Stellar Development Foundation, the Stellar network is widely recognized for powering institutional-grade tokenization and cross-border payments. The Stellar network underpins this initiative by enabling fractionalized, onchain financing models that reduce barriers to investment in sustainable energy infrastructure.

A New Model for Renewable Energy Investment

By leveraging smart contract technology and tokenization, the project enables fractional ownership of clean energy assets, lowering barriers to entry and democratizing investment in sustainability initiatives. This secure, automated system ensures transparency and trust – hallmarks of blockchain-enabled financial products.

“This initiative is a concrete application of blockchain in energy financing,” noted Mariano Soria, CEO of Turbo Energy. “We are combining real-world solar storage infrastructure with blockchain technology to create a pathway for new revenue streams and wider access to sustainable investments. Partnering with Taurus and Stellar ensures that we meet the highest standards of security, scalability and trust as we expand clean energy financing alternatives onchain.”

By tokenizing project financing, Turbo Energy opens opportunities for incremental revenue from its PPA On-Site model, while demonstrating a replicable framework for future renewable energy projects. The pilot is intentionally limited in scale, providing a controlled environment to validate operational and financial outcomes before broader deployment. Turbo Energy has also supported hybrid solar and storage pilots in Chile — including Bayas del Sur in collaboration with Saesa, focused on BESS integration in the agri-food sector; and the Alto Labranza shopping center project, designed to enhance energy reliability. These initiatives further reinforce Turbo Energy’s position at the forefront of technological and financial innovation in the clean energy sector.

“The future of climate finance needs to be as efficient as the clean energy it funds,” said Denelle Dixon, CEO & Executive Director of the Stellar Development Foundation. “Stellar delivers that: enterprise-grade infrastructure built for real-world assets, bringing scalable green finance solutions to markets worldwide—transparently, instantly, and at a fraction of traditional costs.”

“We see it as our responsibility to ensure that blockchain innovation benefits real economies and real communities,” added Lamine Brahimi, Co-Founder and Managing Partner of Taurus. “Working alongside Turbo Energy and Stellar, we are helping to prove digital asset strategies can serve a greater economic and social purpose.”

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

About Taurus

Founded in 2018, Taurus is a Switzerland-based financial technology company providing enterprise-grade digital asset infrastructure solutions. It offers products and services for issuing, storing, and trading all types of digital assets, including cryptocurrencies, tokenized assets, NFTs, and digital currencies. Additionally, Taurus operates a marketplace for private assets and tokenized securities and is a securities firm regulated and supervised by FINMA.

About Stellar Development Foundation (SDF)

The Stellar Development Foundation (SDF) is a non-profit organization that supports Stellar, an open-source network that connects the world’s financial infrastructure. Founded in 2014, SDF maintains Stellar’s codebase, supports the technical and business communities, and engages with regulators and institutions.Stellar’s fast, scalable, and sustainable blockchain enables financial institutions and developers to issue assets, send and convert currencies in real time, and create real-world utility. Through its network and ecosystem, SDF aims to unlock the world’s economic potential and expand equitable access to the global financial system.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com